EXHIBIT 99.1

NXT Energy Solutions Inc. Announces Results of Annual Meeting of Shareholders

CALGARY, Alberta, Aug. 03, 2023 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTC QB: NSFDF) is pleased to provide the voting results from its Annual Meeting of Shareholders held on August 2, 2023.

Shareholders approved the following:

  Election of Directors: The incumbent six directors of the Company were re-elected to hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed.
  Appointment of Auditors: MNP LLP were appointed as the auditors of the Company for the next year at a remuneration to be determined by the Board of Directors.
  Employee Share Purchase Plan. The Company’s Employee Share Purchase Plan was approved for an additional three years.
  Unallocated Entitlements. The Company’s Restricted Share Unit Plan was approved for an additional three years.
  Preferred Share Resolution. The resolution to approve a new class of preferred shares was approved.

Further details are set out in the Company's Information Circular dated June 30, 2023 posted on the Company's website and filed on www.sedarplus.com.

Specific voting results are as follows:

Description of Matter	# of Votes For	% of Votes For	# of Votes Withheld/ Against	% of Votes Withheld/ Against
Election of the following Directors:
Charles Selby	47,289,404	99.98%	7,700	0.02%
John Tilson	47,285,404	99.98%	11,700	0.02%
Thomas E. Valentine	46,683,334	98.70%	613,770	1.30%
Bruce G. Wilcox	47,285,404	99.98%	11,700	0.02%
Gerry Sheehan	47,289,404	99.98%	7,700	0.02%
Theodore Patsellis	47,231,077	99.86%	66,027	0.14%
Appointment of Auditors	52,428,860	100.00%	1,013	0.00%
Employee Share Purchase Plan	46,683,334	98.70%	613,770	1.30%
Deferred Share Unit Plan	46,679,324	98.69%	617,780	1.31%
Preferred Share Resolution	46,679,324	98.69%	617,780	1.31%

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with hydrocarbon and geothermal exploration potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	Michael Baker
Vice President of Finance & CFO	Investor Relations
302, 3320 – 17th AVE SW	302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4	Calgary, AB, T3E 0B4
+1 403 206 0805	+1 403 264 7020
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com